Southern Bella, Inc.

November 19, 2007

Mr. Michael Fay
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0408

Re:	Southern Bella, Inc.
Registration Statement on Form SB-2
File No. 333-142516

Dear Mr. Fay:

I hereby request acceleration of the effectiveness of the above registration statement to Wednesday, November 21, 2007 at 1 p.m. or such later time or date as is practical.

I hereby acknowledge that:

•    Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•    The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•    The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Viola J. Heitz Viola J. Heitz Chief Executive Officer